FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 8, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

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Yes: ☐    No: ☒

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Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports Annual Results for Fiscal Year 2006

•    Revenues increased 5% to € 1,088 million reflecting increases in both theme parks attendance and hotel occupancy

•             Operating margin before depreciation and amortisation up 30% to € 148 million

•             Net loss on a comparable basis(1) reduced 21% to € 89 million

(Marne-la-Vallée, November 8, 2006) Euro Disney S.C.A. (the “Company”), parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, reported today financial results for its consolidated group (the “Group”) for the fiscal year ended September 30, 2006.

Revenues increased 4.5% to € 1,087.7 million in fiscal year 2006 reflecting increases in theme parks attendance and hotel occupancy. Theme parks revenues increased 5.4% to € 579.2 million, following an increase of 0.5 million in attendance, which reached 12.8 million in 2006. Hotels and Disney Village revenues increased 4.2% to € 412.2 million due to a higher occupancy rate of 83.5% compared to 80.7% for fiscal year 2005, as well as increased guest visitations at Disney Village.

Operating margin before depreciation and amortisation increased 29.6% to € 147.9 million from € 114.1 million as a result of growth in revenues combined with a slight increase in costs and expenses. Operating margin before depreciation and amortisation as a percentage of revenues increased 2.6 percentage points to 13.6%.

Costs and expenses for fiscal year 2006 grew 1.6% compared to the prior year reflecting management’s ongoing focus on cost containment. The Group’s operating margin improved € 29.5 million to a loss of € 2.4 million for fiscal year 2006, from a loss of  € 31.9 million in the prior year. Other net financial charges increased over the period due to a higher effective interest rate on the Group’s debt.

For fiscal year 2006, net losses of the Group amounted to € 88.6 million. Excluding the non-recurring, non-cash gain in fiscal year 2005 that resulted from the Group’s 2005 legal and financial restructuring (the “2005 Restructuring”), net loss on a comparable basis attributable to equity holders of the parent decreased 20.5% from the prior year to € 73.1 million. Net loss on a comparable basis attributable to minority interests amounted to € 15.5 million.

Cash and cash equivalents increased by € 24.2 million from the prior year to € 266.4 million.

Commenting on the results, Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“We are pleased with our year end results and we look forward to maintaining this momentum as we continually reinvigorate our Theme Parks. We believe that our growth strategy is delivering its benefits as we remain focused on improving our margins, while continuing to provide our guests with a unique experience. These efforts contributed to a 30% improvement in our operating margin before depreciation and amortisation.

This year, we benefited from several events, such as the launch of Buzz Lightyear Laser Blast®, and introduced various original offers that appealed to our visitors. Next year, we are hosting the most magical celebration in our history to commemorate our 15th-year anniversary. We are also developing thrilling new products, including a parade in the Disneyland Park and three attractions in Walt Disney Studios Park. All these things plus more combine to create the Disney dream holiday for every family.

Our encouraging results have been achieved thanks to the dedication and hard work of our cast members, who continue to make our theme parks the most popular tourist destination in Europe.”

(1) Net loss on a comparable basis is before the effect of a debt modification adjustment made to the previously reported 2005 net loss amount in accordance with the requirements of International Financial Reporting Standards (IFRS). See the table “Comparable basis results” on page 2 of this Press Release for a reconciliation of the Group’s Net loss to Net loss on a comparable basis.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%

Revenues	1,087.7	1,040.6	47.1	4.5%
Costs and expenses	(1,090.1)	(1,072.5)	(17.6)	1.6%
Operating margin	(2.4)	(31.9)	29.5	(92.5)%
Gains from debt modifications (1)	—	58.9	(58.9)	n/m
Other net financial charges	(86.3)	(78.3)	(8.0)	10.2%
Income from equity investments	0.1	(0.7)	0.8	n/m
Loss before taxes	(88.6)	(52.0)	(36.6)	70.4%
Income tax benefit (expense)	—	(1.1)	1.1	n/m
Net loss	(88.6)	(53.1)	(35.5)	66.9%
Net loss attributable to:
Equity holders of the parent	(73.1)	(43.7)	(29.4)	67.3%
Minority interests	(15.5)	(9.4)	(6.1)	64.9%

(1)In accordance with IFRS and as a result of the 2005 Restructuring, certain of the Group’s loans were significantly modified and were thus accounted for as having been extinguished and replaced. The difference between the fair value of the new debt and the carrying value of the existing debt was recorded as a € 58.9 million non-recurring gain in 2005.

Comparable basis results

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%

Net loss	(88.6)	(53.1)	(35.5)	66.9%
Excluding:
Gains from debt modifications	—	(58.9)	58.9	n/m
Net loss on a comparable basis	(88.6)	(112.0)	23.4	(20.9)%
Net loss on a comparable basis attributable to:
Equity holders of the parent	(73.1)	(92.0)	18.9	(20.5)%
Minority interests	(15.5)	(20.0)	4.5	(22.5)%

Revenues by Segment

Revenues of the Group were generated from the following sources:

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%
Theme parks	579.2	549.7	29.5	5.4%
Hotels and Disney Village	412.2	395.4	16.8	4.2%
Other	66.9	66.8	0.1	0.1%
Resort segment	1,058.3	1,011.9	46.4	4.6%
Real estate development segment	29.4	28.7	0.7	2.4%
Total revenues	1,087.7	1,040.6	47.1	4.5%

Theme parks revenues increased 5.4% to € 579.2 million from € 549.7 million in the prior year, primarily as a result of increased attendance and average spending per guest on admission. Increases in attendance levels are largely the result of new marketing and sales initiatives aimed at attracting the local French market, special offers and the opening of Buzz Lightyear Laser Blast®.

Hotels and Disney Village revenues increased 4.2% to € 412.2 million from € 395.4 million in the prior year reflecting higher hotel occupancy and guest visitation at Disney Village.

Other revenues mainly include participant sponsorships, transportation and other travel services sold to guests. Other revenues remained stable at € 66.9 million compared to € 66.8 million in the prior year.

Real estate development segment revenues increased € 0.7 million to € 29.4 million from € 28.7 million in the prior year, due to land sales of residential property made as part of our long term development plan, primarily near the Resort’s golf course and the commercial area of Val d’Europe town center.

Operating Statistics

The following table provides information regarding the key operating indicators of the Group:

	Fiscal Year		Variance
	2006	2005	Amount	%
Theme parks attendance (in millions) (1)	12.8	12.3	0.5	4.1%
Theme parks spending per guest (2) (in €)	44.8	44.3	0.5	1.1%
Hotel occupancy rate (3)	83.5%	80.7%		+ 2.8 ppt
Hotel total spending per room (4) (in €)	179.5	179.1	0.4	0.2%

(1)                Theme Parks attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)                Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)                Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)                Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

The increase of 0.5 million in theme parks attendance primarily reflects the solid performance during the second half of the year. Attendance by French visitors increased 12% over the prior year resulting in a French visitors’ share of total visits up from 39% to 42%. This was mostly as a result of special offers targeted at local markets, including a new ticket, the “Francilien”, marketed in the Ile-de-France region, as well as special offers made to certain workers councils (“Comités d’Entreprise”).

Hotel occupancy rates increased 2.8 percentage points, which translated into an additional 59,000 room nights compared to fiscal year 2005. This increase was mostly driven by higher attendance of Spanish visitors, who predominantly stayed on-site.

Theme parks spending per guest increased 1.1% driven by a moderate price increase in theme parks admissions, partially offset by special offers.

Operating margin before depreciation and amortisation

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%

Operating margin	(2.4)	(31.9)	29.5	(92.5)%
Plus: Depreciation and amortisation	150.3	146.0	4.3	2.9%
Operating margin before depreciation and amortisation (1)	147.9	114.1	33.8	29.6%
As a percentage of revenues	13.6%	11.0%		+ 2.6	ppt

(1)                While management believes that operating margin before depreciation and amortisation is a useful tool for evaluating performance, it is not a measure of financial performance defined under IFRS, and should not be viewed as a substitute for operating margin, net income / (loss) or operating cash flow in evaluating the Group’s financial results.

COSTS AND EXPENSES

Costs and expenses were composed of :

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%
Direct operating costs (1)	874.4	860.3	14.1	1.6%
Marketing and sales expenses	106.3	105.5	0.8	0.8%
General and administrative expenses	109.4	106.7	2.7	2.5%
Total costs and expenses	1,090.1	1,072.5	17.6	1.6%

(1)                For fiscal year 2006 and 2005, direct operating costs included royalties and management fees of € 62.2 million and € 59.4 million, respectively.

Costs and expenses for fiscal year 2006 increased 1.6% to € 1,090.1 million from € 1,072.5 million, although theme parks attendance and hotel occupancy increased by 4.1% and 2.8 percentage points respectively. This increase was largely due to increases in labour costs and business tax as well as incremental depreciation and amortisation related to the opening of Buzz Lightyear Laser Blast® in April 2006.

OTHER Net financial charges

Other net financial charges were composed of:

	Fiscal Year		Variance
(€ in millions, unaudited)	2006	2005	Amount	%
Financial income	5.1	4.0	1.1	27.5%
Financial expense	(91.4)	(82.3)	(9.1)	11.1%
Other net financial charges	(86.3)	(78.3)	(8.0)	10.2%

Other net financial charges increased over the period due to a higher effective interest rate on the Group’s debt.

Cash Flows and Liquidity

Cash and cash equivalents as of September 30, 2006, was € 266.4 million, up € 24.2 million from the prior year. This increase in cash and cash equivalents resulted from:

(€ in millions, unaudited)
Cash flows generated by operating activities	151.9
Cash flows used in investing activities	(131.2)
Cash flows generated by financing activities	3.5
Increase in cash and cash equivalents	24.2

Cash flows generated by operating activities amounted to € 151.9 million compared to € 25.2 million in the prior year, reflecting improved operating performance during the year as well as payments made in 2005 related to 2004 royalties and management fees and previously deferred interest on certain loans. In 2006 and 2005, certain royalties, management fees and interest expense were accrued in borrowings, but not paid.

Cash flows used in investing activities totalled € 131.2 million, an increase of € 56.2 million, which primarily reflects capital expenditures related to the projects associated with the € 240 million multi-year investment program(2).

Cash flows generated by financing activities totalled € 3.5 million and primarily related to releases of debt security and other deposits back to the Group, during the year.

Based on existing cash positions, liquidity from the undrawn € 150.0 million line of credit from The Walt Disney Company (TWDC), and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the 2005 Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future, subject to the Group’s compliance with its debt agreements as discussed below.

The Group has covenants under its debt agreements that limit its investments and financing activities. Beginning with fiscal year 2006, the Group must also meet financial performance covenants that necessitate improvements to its operating margin. Subject to final third-party review as provided in its debt agreements, the Group believes that it has complied with these covenants for fiscal year 2006. This compliance was achieved through revenue growth which outpaced the increase in the Group’s costs and expenses during the period.

For fiscal year 2007, if compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s multi-year investment program discussed below) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continuing cost containment, without the need for any of the additional measures referred to above.

(2) Refer “Update On New Investment Program And Strategic Initiatives” on the next page.

UPDATE ON NEW INVESTMENT PROGRAM AND STRATEGIC INITIATIVES

On April 8, 2006, Buzz Lightyear Laser Blast® opened in Discoveryland at the Disneyland Park. Buzz Lightyear Laser Blast® is an interactive ride adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2.

Beginning with fiscal year 2007, the 15th anniversary of Disneyland Resort Paris, new additions are planned in the Walt Disney Studios Park. First, an exciting new area consisting of multiple new attractions, Toon Studios, is scheduled to open. Toon Studios, whose attractions include Cars and Crush’s Coaster will be followed by Tower of Terror, which has been extremely popular in the U.S. and Japan parks and is scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience and are expected to drive attendance and occupancy growth as well as increases in guest spending. Total capital spending for the fiscal years 2005 through 2009 attraction program is budgeted at approximately € 240 million, of which € 115.4 million had been incurred up to the end of fiscal year 2006. In parallel, the Group will continue to propose new product offerings to targeted markets to adapt to ever-changing market circumstances.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group adopted International Financial Reporting Standards (“IFRS”) as of the beginning of fiscal year 2006. A transition report detailing the impacts of the implementation on the Group’s opening balance sheet in IFRS and the restatement of fiscal year 2005 financial statements in IFRS has been included in the Group’s Reference Document published on April 21, 2006 under the number R. 06-034 and posted on the Group’s website at www.eurodisney.com. All prior-year figures provided for comparative purposes in this press release have been restated from French accounting principles to conform to IFRS recognition and measurement principles. The main impacts on fiscal year 2005 comparative data are explained in Exhibit 1.

Since the issuance of the transition report to IFRS included in the above mentioned Group’s reference document, the Group decided to opt for the following presentation in its fiscal year 2006 financial statements:

•                  cash and cash equivalents of the consolidated Financing companies have been reclassified under other long term assets to better reflect the fact that these amounts are not available to the legally controlled group,

•                  interest costs related to the post retirement benefits of defined benefit plans have been reclassified from cost and expenses to financial expense in accordance with the option under IAS 19.

Fiscal year 2005 comparative information has been restated accordingly.

Press Contact	Investor Relations
Pieter Boterman	Olivier Lambert
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : olivier.lambert@disney.com

Corporate Communication
Jeff Archambault
Tel: +331 64 74 59 50
Fax: +331 64 74 59 69
e-mail : jeff.archambault@disney.com

Next Scheduled Release:  First Quarter Revenues in January 2007

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

The Group operates Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding approximately 2,400 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney SCA’s shares are listed and traded on Euronext Paris.

Exhibit 1 – Reconciliation of Fiscal Year 2005 Income Statement under French GAAP and IFRS

Exhibit 2 – Consolidated Balance Sheets

Exhibit 3 – Consolidated Statements of Cash Flows

Exhibit 4 – Reconciliation of Shareholders’ Equity and Minority Interests

Exhibit 5 – Reconciliation of Borrowings

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: November 8, 2006

	By:	/s/ IGNACE LAHOUD
Name: Ignace Lahoud
Title: Senior Vice President
Chief Financial Officer